UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Holding Company 401(k) Savings Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer I.D. Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the Hancock Holding Company 401(k) Savings Plan

Gulfport, Mississippi

We have audited the accompanying statement of net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012 were audited by other auditors. Their report, dated June 28, 2013, expressed an unmodified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2013 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan as of December 31, 2013, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Postlethwaite & Netterville, APAC

Metairie, Louisiana

June 26, 2014

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrators

of the Hancock Holding Company 401(k) Savings Plan

Gulfport, Mississippi 39501

We have audited the accompanying statements of net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan (the “Plan”) as of December 31, 2012, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Whitney Bank Savings Plus Plan (the “Whitney Plan”) was merged into the Plan, on December 31, 2012. Our opinion has not been modified with respect to this matter.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne LLP

Ridgeland, Mississippi

June 28, 2013

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
Cash	$167,455	$343,846

Investments, at fair value	254,938,485	127,331,409

Receivables
Investment sales receivable	—	82,572,626
Employer contributions receivable	1,943	2,616,575
Participant contributions receivable	1,587	228,856
Notes receivable from participants	3,982,299	2,794,221

Total receivables	3,985,829	88,212,278

Total assets	259,091,769	215,887,553

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	259,091,769	215,887,553
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,501)	—

Net assets available for benefits	$259,040,268	$215,887,553

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$38,304,171	$5,456,252
Dividends	3,124,226	1,455,678
Interest	330,907	—

Total investment income	41,759,304	6,911,930

Contributions
Employer	7,000,872	2,409,390
Employee	15,717,114	6,237,021
Rollover	1,799,309	595,255

Total contributions	24,517,295	9,241,666

Total additions	66,276,599	16,153,596

Deductions from net assets attributed to
Benefits paid to participants	23,052,487	6,695,452
Administrative and other expenses	71,377	76

Total deductions	23,123,864	6,695,528

Net increase before plan merger	43,152,735	9,458,068
Transfer from Whitney Savings Plus Plan	—	136,531,806

Net increase	43,152,735	145,989,874
Net assets available for Plan benefits
Beginning of year	215,887,533	69,897,659

End of year	$259,040,268	$215,887,533

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December  31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Hancock Holding Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Merger of Whitney Bank Savings Plus Plan into the Plan

On June 4, 2011 (the “Merger Date”), Whitney Holding Corporation, the parent of Whitney National Bank (“Legacy Whitney”), completed its merger with and into Hancock Holding Company (“Hancock”). Simultaneous with the merger, Legacy Whitney merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank” (the “Bank”).

On December 31, 2012, the Whitney Bank Savings Plus Plan (the “Whitney Plan”) was merged into the Plan. Effective with the merger, the net assets of the Whitney Plan, totaling approximately $136.5 million and its participant accounts were transferred to the Plan and were reported in the Plan’s financial statements. The Plan provisions described below govern the participation and benefits available to former Whitney Plan participants effective January 1, 2013.

The net assets transferred were comprised of the following:

Investment sales receivable	$82,572,626
Mutual funds – equity	32,577,037
Employer securities	15,742,491
Employer contribution receivable	2,616,575
Participant contributions receivable	228,856
Notes receivable from participants	2,794,221

$136,531,806

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Bank, Whitney Bank, Hancock Insurance Agency and Subsidiaries, Harrison Finance Company, J. Everett Eaves, Inc., Lighthouse Services Corp. and Hancock Investment Services, Inc. (collectively, the “Company”). All full-time and part-time employees of the Company who have completed 60 days of service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Plan Administration

Hancock Bank (the “Trustee”), a subsidiary of Hancock Holding Company, holds the Plan’s investments and executes transactions for the Plan. The Plan is administered by an officer of Hancock Bank. The Plan utilizes the services of EPIC Advisors, Inc. as the third-party administrator.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service (“IRS”) limitations, $17,500 and 17,000, respectively, for 2013 and 2012. In addition, participants age 50 and over have the option to contribute up to an additional $5,500 and $5,000 respectively, for 2013 and 2012, in pretax contributions through the Plan’s catch-up contribution provisions. Beginning January 1, 2013 the Company began matching 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent on the next 5 percent of eligible compensation deferred. Prior to January 1, 2013, the Company matched 50 percent of participant contributions up to the first 6 percent of the participant’s salary. Eligible employees who are not participating in the Plan and have not actively opted out of participation will be automatically enrolled at an initial 3 percent deferral rate.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and earnings and losses and is also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan. All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant’s account and any income, expenses and gains and losses on investment, which may be allocated to such participant’s account.

Vesting

Effective January 1, 2013, the Company’s matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. Before January 1, 2013, participants in the Hancock Holding Company 401(k) Savings Plan were fully vested in employer matching contributions and allocated earnings or losses after three years of service, with no vesting before three years of service. Participants who merged in from the Whitney Savings Plus Plan were vested in the safe harbor matching source after two years of service. All participants vest 100 percent upon reaching normal or early retirement age, or upon termination of employment due to death or permanent disability.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses. At December 31, 2013 and 2012, the forfeited amounts available for reducing future employer contributions and Plan expenses were $223,822 and $280,194, respectively. During 2013 and 2012, $141,072 and $94,142, respectively, were used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options. These options include mutual funds, money market funds, a common collective trust fund and Hancock Holding Company common stock.

Notes Receivable from Participants

Notes receivable from Participants were not permitted by the Plan in 2012. The notes receivable that merged into the Plan from the Whitney 401(k) Saving Plus Plan on December 31, 2012 were the only loans in the Plan at December 31, 2012. Effective January 1, 2013, participants were allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years with one loan available at any time. The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25 percent and 9.25 percent for 2013 and 2012. Principal and interest is paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees were reflected in administrative expenses beginning January 1, 2013 for new loans. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, attainment of age 59.5, death or disability. Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements. Hardship distributions are also available from participants’ elective deferral accounts, subject to regulatory requirements. Distributions from participant rollover sources can be withdrawn at any time.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2013 and 2012 are held by the Trustee and are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year-end.

Investments in fully benefit-responsive investment contracts are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Federated Capital Preservation Fund as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Any trades not settled as of year-end are recorded as Investment Sales Receivable or Investment Purchases Payable in the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 2. Continued

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party. Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Bank. The Plan paid $71,377 and $76 for administrative expenses related to the Plan for the years ended December 31, 2013 and 2012, respectively.

Note 3. Investments

The following table represents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2013 or 2012.

	2013	2012
Fidelity Cap Appreciation Fund	$19,535,998	$14,438,948
Fidelity Contra Fund	22,770,792	14,570,417
Hancock Horizon Core Bond INSTL	27,674,920	—
Hancock Horizon Core Bond Class A	—	12,542,390
Hancock Horizon Growth Fund Class A	—	11,908,828
Hancock Horizon GWTH INSTL	18,604,130	—
Hancock Horizon Value Fund Class A	—	12,225,692
Hancock Horizon Value INSTL	21,809,846	—
Federated Capital Preservation FD	17,892,832	—
Employer Securities—Hancock Holding Company Common Stock	31,572,531	28,752,774

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) during the years ended December 31, 2013 and 2012 as follows:

	2013	2012
Mutual funds	$33,961,819	$5,594,410
Employer securities—Hancock Holding Company	4,342,352	(138,158)

Net appreciation in fair value of Investments	$38,304,171	$5,456,252

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 4. Tax Status

The Plan has received a favorable determination letter dated June 13, 2012, stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2013 or 2012. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all years after 2009 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 5. Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company. Transactions between the Plan and Trustee, or the Plan and the sponsor (Hancock Holding Company), are considered to be exempt party-in-interest transactions. Mutual fund investments where Hancock Bank acts as an investment advisor totaled $99,776,958 and $52,774,208 as of December 31, 2013 and 2012, respectively. Additionally, at December 31, 2013 and 2012, the Plan owned $31,572,531 (860,756 shares) and $28,752,774 (906,170 shares) respectively, in Hancock Holding Company common stock. During 2013 and 2012, the Plan recorded $845,891 and $364,191, respectively, in dividend income on Hancock Holding Company common stock. The Plan paid no administrative fees to the Trustee during 2013 and 2012.

Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 8. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds and money market funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

Common collective trust fund: Reported at fair value utilizing Level 2 inputs, based on the underlying assets in the fund at year end. The collective investment fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). There are no unfunded commitments at December 31, 2013.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 8. Continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$47,190,715	$—	$—	$47,190,715
Equity	148,080,337	—	—	148,080,337
Money market funds	10,202,070	—	—	10,202,070
Common collective trust	—	17,892,832	—	17,892,832
Employer securities	31,572,531	—	—	31,572,531

Total investments at fair value	$237,045,653	$17,892,832	$—	$254,938,485

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$17,293,180	$—	$—	$17,293,180
Equity	76,641,720	—	—	76,641,720
Money market funds	4,643,735	—	—	4,643,735
Employer securities	28,752,774	—	—	28,752,774

Total investments at fair value	$127,331,409	$—	$—	$127,331,409

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Plan’s Form 5500 at December 31, 2013:

Net assets available for benefits per the financial statements	$259,040,268
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,501

Net assets available for benefits per the Form 5500	$259,091,769

The following is a reconciliation of investment income per the financial statement for the year ended December 31, 2013, to the corresponding amounts shown on the Plan’s Form 5500:

Total investment income per the financial statements	$41,759,304
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,501

Total investment income per Form 5500	$41,810,805

Note 10. Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2013, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
*	HANCOCK HORIZON GOVT MONEY MKT INSTL	10,201,797.39 shares		$10,201,797
*	SCHWAB RETIREMENT ADVTG MONEY FUND	272.54 shares		273
	AMERICAN FD MUTUAL FUND	327,998.95 shares		11,417,643
	BLACKROCK HIGH YIELD BOND INSTL	114,106.81 shares		936,817
	EUROPACIFIC GROWTH FUND	19,599.54 shares		959,986
	FEDERATED EMRG MKT DEBT FUND	28,055.67 shares		259,234
	FEDERATED INTERCONTINENTAL INSTFUND	91,237.07 shares		4,927,714
	FEDERATED TOTAL RETURN BOND FD INST	853,645.43 shares		9,296,199
	FEDERATED US GOVT SEC FD 2-5 YRS	151,869.57 shares		1,681,196
	FIDELITY CAP APPREC FUND	539,966.79 shares		19,535,998
	FIDELITY CONTRA FUND	236,850.34 shares		22,770,792
	GOLDMAN SACHS TRINF PROSEC INS	27,421.49 shares		278,877
*	HANCOCK HORIZON BURKENROAD SM CAP A	213,017.42 shares		12,342,229
*	HANCOCK HORIZON CORE BD INSTL	1,702,024.57 shares		27,674,920
*	HANCOCK HORIZON DIVERS INCM INST	138,841.77 shares		2,128,444
*	HANCOCK HORIZON DIVERS INTL INSTL	194,494.54 shares		4,444,200
*	HANCOCK HORIZON GWTH INSTL	925,118.33 shares		18,604,130
*	HANCOCK HORIZON QUANT LONGSHRT	147,866.12 shares		2,571,392
*	HANCOCK HORIZON VALUE INSTL	755,711.94 shares		21,809,846
	T ROWE PRICE SMALL CAP STOCK FUND	155,383.49 shares		6,923,888
	VANGUARD MID CAP INDEX FD INV	365,276.34 shares		10,965,596
	VANGUARD SMALL CAP INDEX SIGNAL	46,709.20 shares		2,218,220
	VANGUARD TOTAL BD MKT INDEX SIGNAL	223,829.02 shares		2,363,634
	VANGUARD 500 INDEX FD INVESTOR SHS	65,508.91 shares		11,160,097

	Subtotal Registered Investment Companies			205,473,122
	FEDERATED CAPITAL PRESERVATION FD 1	1,784,133.06 shares		17,892,832
*	HANCOCK HOLDING COMPANY COMMON STOCK	860,756 shares		31,572,531

	Total investments			254,938,485
	CASH			167,455
*	NOTES RECEIVABLE FROM PARTICIPANTS	Range of interest rates from 4.25% - 9.25% with maturity dates through 2023		3,982,299

				$259,088,239

*	Denotes party-in-interest
**	Cost information is omitted due to transactions being participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Holding Company 401(k) Savings Plan and Trust

Date: June 26, 2014	By:	/s/ Brian Adams
Name: Brian Adams
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith